XFUELS, INC.

August 21, 2017

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Jenn Do	VIA: EDGAR

Re:	Xfules, Inc. Form 10-K Filed March 24, 2017 File No. 333-174304

Ladies and Gentlemen:

Xfules, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Form 10-K (“Amendment No. 1”) relating to the annual report for the fiscal year end April 30, 2016.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated April 14, 2017 regarding your review of our initial Form 10-K submission on March 24, 2017.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the original filing.

Form 10-K/A for the Fiscal Year ended April 30, 2016

Item 9A. Controls and Procedures, page 29

1.	You concluded that your disclosure controls and procedures (DCP) were effective but internal control over financial reporting (ICFR) was not effective based on certain criteria. Please tell us how you determined that a conclusion that your ICFR was not effective as of April 30, 2016, did not impact your conclusion regarding the effectiveness of your (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

1

Our conclusion that our disclosure controls and procedures are effective is based upon the fact that we rely on our licensed professionals to provide sufficient checks and balances. Our controls and procedures for providing our third party licensed professionals are sufficient to meet DCP requirements. However, our we do not have formal internal controls over financial reporting. Therefore, despite our efforts to provide accurate and precise information for compiling our GAAP financials, without formal controls in place, we cannot claim that our ICFR is deemed “effective”.

2.	In future filings please revise to provide reference to the 2013 COSO framework used, as your current disclosure does not reference “2013.”

Duly noted. We shall adhere to these requirements in the future.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

XFUELS, INC.

By:	/s/ Michael McLaren
Michael McLaren
Chief Executive Officer

cc: William Eilers, Esq., Counsel

2